

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2012

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

  Re: QIWI plc
    Confidential Draft Registration Statement on Form F-1
    Submitted November 5, 2012
    CIK No. 0001561566

Dear Mr. Solonin:

  We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form F-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. In the prospectus, you have cited to reports by Edgar, Dunn & Company, Radar Research and HSBC. Please tell us if you commissioned any of such reports for use in connection with the registration statement.

4. Given the absence of a public market in the U.S. for your ADSs, as well as the nature of the offering and identity of the selling security holders, some of whom appear to be affiliates, we are concerned that this transaction could be a primary offering of your securities to the public, with the selling security holders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Summary, page 1

5. Please disclose in this section, when known, the percentage of your issued share capital and the percentage of your voting power to be held by your directors and officers, in the aggregate, and by each of Mail.ru Group Limited and Mitsui & Co., Ltd upon the consummation of the offering.

Risk Factors, page 14

6. Please delete the fifth sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

7. Add a risk factor that discusses the fact that, because the deposit agreement governs the ability of an ADS holder to vote and to receive dividends or other distributions, an ADS holder may not be able to vote or to receive distributions to the same extent as an ordinary shareholder.

Risks Related to Our Business and Industry, page 14

Our systems and our third party providers' systems may fail due to factors beyond our control…, page 20

8. Explain the risk resulting from the fact that both of your data centers are located in the city of Moscow.

We may not be able to successfully protect our intellectual property…, pages 23

9. Clarify whether Russia, Kazakhstan, or any country in which you have begun to expand your business provides less protection to a company's intellectual property than the United States.

Risks Relating to Corporate Governance Matters and Organizational Structure, page 25

As a foreign private issuer whose ADSs are listed on the _, we have elected to follow certain home country corporate governance practices…, page 28

10. Since a foreign private issuer is not subject to Exchange Act Section 14's proxy requirements, it is not necessary to state that you intend to follow Cyprus corporate governance practices, rather than U.S. corporate governance practices, regarding "the provision of proxy statements for general meetings of shareholders." Revise accordingly.

Risks Related To the Russian Federation and Other Markets in Which We Operate, page 29

Shareholder liability under Russian corporate law…, page 35

11. To the extent material, please disclose the amount of debt, as of June 30, 2012, for which you could become liable.

Risks Relating to Taxation, page 36

12. We note your statement that, while you do not anticipate being a PFIC for the current taxable year or in the foreseeable future, because "PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that [you] will not be considered a PFIC for any taxable year" (p. 142). Accordingly, provide a risk factor that briefly discusses the risks to your U.S. holders should you be classified as a PFIC. Include in this discussion the fact that, should you be classified as a PFIC, you do not intend to furnish the information necessary for U.S. holders to make qualified electing fund elections that would provide some relief from the PFIC rules (see p. 143).

Risks Relating to the Offering, page 41

We have not yet assessed the effectiveness of our internal control…, page 42

13. Please tell us how you determined that you will not be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 until your Annual Report on Form 20-F for the year ending December 31, 2017. Please revise to specify whether you are referring to paragraph (a) or (b) of Section 404.

14. Please revise this risk factor to address the fact that your independent registered public accounting firm identified a material weakness in your internal controls in connection with its audit of your financial statements for the year ended December 31, 2011. Please also clarify the meaning of the seventh sentence.

Future sales of ADSs may affect their market price, page 43

15. To the extent material, please provide disclosure to explain to investors how the expiration or waiver of lock-up agreements could affect the trading price of your ADSs. Please include in such disclosure the amount of ordinary shares subject to lock-up agreements and that may be resold upon expiration or waiver.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

16. In an appropriate place in this section or in "Business," please explain the role of Qiwi Bank in your business. Please also explain the role of deposits received from agents and consumers and deposits with merchants, as discussed in "—Liquidity and capital resources," in your business and their relationship, if any, with Qiwi Bank.

Results of Operations, page 63

Six months ended June 30, 2012 compared to six months ended June 20, 2011, page 64

Adjusted net revenue and segment net revenue, page 65

17. Please quantify to the extent practicable the decline in merchant fees and the increase in costs associated with Qiwi Wallet customers reloading their wallets disclosed in last sentence of the third paragraph. Please provide similar disclosures in your discussion of adjusted net revenue and segment net revenue for the year ended December 31, 2011 compared to the year ended December 31, 2010 on page 69.

Other non-operating gains and losses, page 66

Other income, page 66

18. Please tell us your basis for the write-off and derecognition of credit balances. We are particularly interested in whether the obligations were discharged or cancelled. Please refer to paragraph 39 of IAS 39.

Liquidity and capital resources, page 74

19. Please reconcile the disclosure in this subsection that your principal needs for liquidity "will likely continue to be…the payment of dividends" with disclosure elsewhere in the prospectus that you do not have any present plan to pay cash dividends in the foreseeable future.

Tabular Disclosure on Contractual Obligations, page 77

20. Please disclose the currency in which the amounts in the table are denominated and whether such amounts are expressed in thousands, millions or another amount.

21. Please revise to include other non-current liabilities reflected in the statement of financial position for the latest fiscal year or include a discussion of other non-current liabilities to the extent necessary to understand the timing and amount of the obligations. Please refer to Item 5.F.1 of Form 20-F.

Business, page 82

Competitive Strengths, page 83

22. Please tell us why you believe your security infrastructure is a competitive strength when you have experienced breaches in your security by hackers in the past, as disclosed on page 20.

Value Added Services, page 90

23. Please disclose how you determine the "contact" metric.

Compensation of Directors and Executive Officers, page 111

24. Disclose the total amounts set aside or accrued by you or your subsidiaries to provide pension, retirement or similar benefits to your executive officers and directors for the most recently completed fiscal year. See Item 6.B.2. of Form 20-F.

Principal and Selling Shareholders, page 113

25. Please include a column in the table to disclose, when known, the number of class B shares offered by each selling shareholder. See Item 9.D.2 of Form 20-F.

26. Disclose the number of your U.S. holders and percentage of shares held by them. See Item 7.A.2. of Form 20-F.

Related Party Transactions, page 115

Loan Agreements, page 115

27. For each loan described in this subsection, please disclose the largest amount outstanding during the period of the loan and the amount outstanding as of the latest practicable date. See Item 7.B.2 of Form 20-F.

Bank Accounts and Deposits, page 117

28. To the extent the accounts and deposits of the affiliates are material to you, please provide disclosure to inform investors of the extent of Qiwi Bank's accounts and deposits represented by the affiliates. See Item 7.B.1 of Form 20-F.

Agreement with MegaFon, page 117

29. To the extent the agreement with MegaFon is material to you, please provide disclosure to inform investors of the extent of your business represented by MegaFon. See Item 7.B.1 of Form 20-F.

Taxation, page 137

30. Disclose whether the ownership or disposition of your ADSs is expected to result in material tax consequences under Cypriot law for U.S. holders. If there are material tax consequences, then please further state in the introductory paragraph that the summary of Cypriot tax considerations includes a discussion of the material tax consequences to U.S. investors regarding the ownership or disposition of your ADSs under Cypriot law.

31. Supplementally advise, with a view to disclosure, whether, given your principal base of operations in Russia, there are any Russian tax provisions that could result in material Russian tax consequences to U.S. holders regarding the ownership or disposition of your ADSs.

Certain Cypriot Tax Considerations, page 137

Tax residency, page 137

32. Please disclose whether you anticipate being a resident of Cyprus for tax purposes. If you do, then please provide disclosure to inform investors of the uncertainty regarding your status as a resident of Cyprus for tax purposes. For example, you may include a cross-reference to the first risk factor on page 40.

Underwriting, page 145

33. Please disclose the "certain other exceptions" pursuant to which the lock-up may not apply.

Expenses of the Offering, page 153

34. Please disclose the percentage of expenses borne by the selling shareholders. See Item 9.F.2 of Form 20-F.

Where You Can Find More Information, page 157

35. You may not qualify statements in the prospectus regarding a document, except to the extent permitted by Securities Act Rule 411(a). Please revise the last two sentences of the first paragraph.

Consolidated Financial Statements, page F-3

2. Principles underlying preparation of consolidated financial statements, page F-10

2.1 Basis of preparation, page F-10

36. Please tell us when you adopted International Financial Reporting Standards as published by the International Accounting Standards Board and your consideration of providing the disclosures required by IFRS 1. In addition, if you adopted IFRS 1 prior to 2009, please tell us your consideration of disclosing the elections taken upon first time adoption of IFRS that continue to have a significant impact on the financial statements. Please refer to paragraph 117 of IAS 1, which requires disclosure in the summary of significant accounting policies of the measurement basis used to prepare the financial statements and other accounting policies used that are relevant to an understanding of the financial statements.

2.2 Basis of consolidation, page F-11

37. We note your disclosure in the first bullet point of the fifth paragraph that you derecognize the assets, including goodwill, and liabilities of a subsidiary if the Group losses control over the subsidiary. Please clarify your disclosure to state whether you derecognize the assets, including goodwill and liabilities of the subsidiary at their carrying amounts at the date when control is lost. Please refer to paragraph 34(a) of IAS 27.

3. Summary of significant accounting policies, page F-19

3.2 Investment in an associate, page F-20

38. We note that you recognize your share of changes in the equity of associates in other reserves. Please tell us your basis in IFRS for recognizing changes in equity of associates as capital transactions as opposed to a gain or loss in the consolidated statement of comprehensive income.

3.6 Impairment of non-financial assets, page F-24

Intangible assets, page F-25

39. We note your disclosure that intangible assets with indefinite useful lives are tested for impairment annually as of December 31 either individually or at the cash generating unit level, as appropriate. Please disclose whether you also test indefinite lived assets for impairment whenever events or changes in circumstances indicate that an asset may be impaired. Please refer to paragraph 108 of IAS 38.

3.15 Revenue and certain expenses recognition, page F-32

Revenue and cost from rent of space for terminals, page F-33

40. Please tell us why your policy of recognizing revenue from rent of space for terminals and cost of rent of space for terminals in proportion to the number of terminal premises leased complies with IAS 17. Please refer to paragraphs 33 and 50 of IAS 17.

5. Acquisitions of shares in subsidiaries, page F-38

41. Please tell us your consideration of disclosing acquisition-related costs and the line item or items in the statement of comprehensive income in which those expenses are recognized. Please refer to paragraph B64 (m) of IFRS 3.

42. We note your disclosure on page 70 regarding the gain on the bargain purchase of Instant Payments LP. Please tell us your consideration of disclosing the acquisition, the amount

of the gain and the reasons why the transaction resulted in a gain. Please refer to paragraph B64 (n) of IFRS 3.

6. Consolidated subsidiaries, page F-43

43. Please tell us your consideration of providing a schedule showing the effects of changes in your ownership interests in subsidiaries that do not result in loss of control on the equity attributable to the owners of the parent. Please refer to paragraph 41(e) of IAS 27.

44. Please disclose the nature of the relationship between you and QIWI Chile S.A. and QIWI Baltic Ltd. and the reasons why your ownership of less than half of the voting or potential voting power constitutes control. Please refer to paragraph 41(a) of IAS 27.

45. We note several acquisitions and dispositions of interests in subsidiaries that are not disclosed in Notes 5 and 8. Please advise.

Note 7 - Investments in associates, page F-46

46. We note that you acquired interests in a number of associates which are not disclosed in Note 5. Please advise.

9. Operating segments, page F-49

47. Please tell us your consideration of disclosing interest revenue, interest expense, depreciation and amortization, interest in the profits or loss associates and joint ventures accounted for by the equity method and other material expense items reflected in segment profit before tax. Please refer to paragraph 23 of IFRS 8.

48. Please provide a reconciliation of the reportable segments' non-current assets to the amount of property, plant and equipment and intangible assets presented in the consolidated statement of financial position. Please refer to paragraph 28(c) of IFRS 8.

18. Share capital, additional paid-in capital and other reserves, page F-64

49. Please tell us your consideration of disclosing the nature and purpose of other reserves classified as equity. Please refer to paragraph 79(b) of IAS 1.

27. Dividends paid and proposed, page F-69

50. If dividends on the ADSs will be declared in a currency other than the reporting currency, please identify that currency. Also, please disclose a description of material exchange restrictions or controls related to the reporting currency or the currency in which you will pay dividends. In addition, please describe the nature and extent of any significant

restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends or to repay loans or advances.

29. Commitments, contingencies and operating risks, page F-72

Anti-Trust Investigation in Kazakhstan, page F-74

51. Please tell us your consideration of disclosing an estimate of the potential financial effect of the investigation and the uncertainties relating to the amount or timing of any outflow. Please refer to paragraph 86 of IAS 37.

Pledge of assets, page F-74

52. We note that promissory notes pledged by the Group as collateral for providers exceed the amount of loans receivable disclosed in Note 14. Please tell us how the promissory notes pledged as collateral for the providers is presented in your financial statements.

32. Financial Instruments, page F-78

53. Please tell us your consideration of disclosing the methods and, when a valuation technique is used, the assumptions applied in determining the fair values of each class of financial assets and liabilities. Please also tell us your consideration of disclosing the level in the fair value hierarchy into which the fair value measurements are categorized and other information in paragraph 27B of IFRS 7.

34. Events after the reporting date, page F-80

Stock option plan, page F-81

54. When you determine the offering price of the ADSs/Class B shares please disclose the per-share fair value of the options granted prior to the IPO and the amount of compensation that will be recognized over the vesting period of the options. Please also disclose how you estimated the fair value, including the valuation technique and significant assumptions used. Refer to paragraphs 16-18 of IFRS 2.

Notes to interim condensed consolidated financial statements, page F-88

55. Please address the above comments relating to the audited financial statements to the extent applicable to your interim financial statements.

56. Please provide a statement that the same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements or, if those policies or methods have changed, a description of the nature and effect of the change. Please refer to paragraph 16(a) of IAS 34.

Item 9. Undertakings, page II-1

57. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page II-3

58. When publicly filing the registration statement, please revise to include a separate signature block for persons signing the registration statement in their individual capacities. Please also include the signature of a person duly authorized to sign the registrant statement on your behalf. Please also include the signature of your controller and principal accounting officer. See Signatures to Form F-1.

Exhibit Index

59. Please provide the consent of your independent registered public accounting firm when you publicly file the registration statement. Please refer to Item 601(b)(23)(i) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Guobadia at (202) 551-3562 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP